FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 5, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

This document is not for distribution, directly or indirectly, in or into Australia, Canada, Japan or any jurisdiction where release, publication or distribution, in whole or in part, would constitute a violation of the relevant laws of that jurisdiction.

Commencement of Trading on MICEX of the Additional Share Issue

May 5, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or “the Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that following a decision by the Directorate of the Moscow Interbank Currency Exchange (“MICEX” or “the exchange”) on April 28, 2011 the Company’s additional share issue in the amount of 73,087,424 ordinary shares today commenced trading as part of the “A1” quotation list.

The issuance of additional MTS shares was completed previously for the purposes of conversion of Comstar-UTS shares.

The state registration number of the newly issued MTS shares is 1-01-04715-A-002D. The additional share issue will trade on MICEX under ticker symbol MTSI-002D for a period of 3-months from the date of the registration of the share issuance report, April 21, 2011, as stipulated by Russian law after which it will merge with the Company’s main issue.

The main share issue trades on MICEX under ticker symbol MTSI and has a state registration number 1-01-04715-A.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Important Information

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities of MTS or any of its subsidiaries, nor shall any part of it nor the fact of its distribution form part of or be relied on in connection with any contract or investment decision relating thereto, nor does it constitute a recommendation regarding the securities of MTS or any of its subsidiaries.

This document is not for distribution, directly or indirectly, in or into Australia, Canada, Japan or any jurisdiction where release, publication or distribution, in whole or in part, would constitute a violation of the relevant laws of that jurisdiction. This document is not an offer for sale of any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 (the “Securities Act”). MTS securities to be issued in exchange for Comstar securities in connection with the Merger have not been, and will not be, registered under the Securities Act and subject to certain exceptions, may not be offered or sold within the United States. There will be no public offer in the United States.

This communication is being distributed to and is directed only at (A) persons within a member state of the European Economic Area who are a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) and any relevant implementing provisions or (B)(i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) (a) to (d) of the Order and (iv) any other persons to whom this communication may lawfully be communicated in the United Kingdom (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Information contained herein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in Russia, and does not constitute an advertisement or offering of securities in Russia within the meaning of Russian securities laws.

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.5 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 5, 2011